Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

> **Re: Dr. Reddy's Laboratories Limited**
> **Form 20-F for the Year Ended March 31, 2008**
> **File No. 001-15182**

Dear Mr. Vohra:

   We have reviewed your April 13, 2009 response to our April 1, 2009 comment letter and have the following comments.

1.   Please refer to your response to our prior comment number one. Please also confirm that the information provided in your March 25, 2009 response letter will be included in the next annual filing, if the amounts are material to net income.

2.   It appears that your days sales outstanding has increased significantly from March 31, 2008 through December 31, 2008. Please tell us the reasons for the significant changes in the days sales outstanding.

*   *   *

   Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant